High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By Electronic Mail Only

November 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C 20549
Attention: Jennie Beysolow

Re: High Roller Technologies, Inc.
Amendment No.1 to Draft Registration Statement on Form S-1
Submitted February 15, 2023
CIK No. 0001947210

Dear Ms. Beysolow,

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 14, 2023, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, CIK No. 0001947210 (the “Registration Statement”), previously submitted to the Commission on February 15, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to Amendment No.1 to the draft Registration Statement based on the Staff’s comments are reflected in Amendment No. 2 to the draft Registration Statement (“Amendment No. 2”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed February 15, 2023

Prospectus Summary, page 2

1.	We note your response to comment 3. However, your response focuses on which games are most popular with your players, as opposed to your position in the industry. Please disclose the basis for statements that you provide one of the largest selection of games and that you have industry-leading and market-leading customer retention, innovation and content. Please define the industry and the competitors you are using for purposes of these statements. For example, please indicate the category for which you have "one of the largest selection of games." Please also indicate your customer retention rate as compared to the average customer retention rate in your industry.

RESPONSE: We have updated Amendment No. 2 to reflect throughout the document the substantial changes in our operations since the date of the Commission’s letter. We note that we offer a wide range of games amounting to more than 2,800 games from over 50 game providers. We also relate our belief that, as a result of our enumerated attractive offerings, including simplified customer deposits and rapid, dependable payments to players, we experience competitive customer retention. Please see “Business-Competitive Strengths.”

Division of Corporation Finance

United States Securities and Exchange Commission
November 1, 2023

Business, page 51

2.	We note your response to comment 11. Please further revise to indicate the status of your contemplated operations in Southeast Asia, including the status of application(s) for required license(s) or approval(s), given your disclosure on page 43 that you expect to be operational in Southeast Asian markets before the end of Q1 2023. Please specify where in Southeast Asia you plan on operating.

RESPONSE: In this regard we have further edited to state that we aim to leverage our existing markets operational experience, combined with attention to local needs, to enter into new geographic markets in North America as well as Southeast Asia. In entering these markets, we may conduct business as an online operator marketing to users (B2C), as an online operator marketing to users in conjunction with a land-based casino partner (B2B2C), as a platform provider to a third-party operator (B2B), or any combination of these new market penetrating efforts. We expect to position ourselves to be ready to enter jurisdictions that provide for legal online casino wagering where we believe conditions may enable us to achieve favorable growth on our invested capital. Please see “Business-Entry into New Geographic Markets.”

Licenses, page 52

3.	We note your response to comment 10 and reissue in part. Please revise your discussion about the licenses and sublicenses obtained from the Curacao Gaming Authority as well as the Estonian license held by Happy Hour Solutions to include the duration and expiration date/renewal date of such licenses, and any material obligations under your domain license agreement with Happy Hour Solutions. We also note that Ellmount Entertainment is withdrawing from the Malta licensed activities and has not operated under its Malta license since June 2022. Given this, please explain why you state elsewhere in the prospectus that you maintain a license from Malta. Please also tell us if withdrawing from Malta licensed activities will have a material impact on your financial results.

RESPONSE:

We have updated our disclosures throughout registration statement to reflect that the Company decided to not renew its Malta gaming license and that such withdrawal has no material impact on Company’s financial results because the Company has not been utilizing Maltese license for its operations prior to decision to withdraw its renewal application. We have further updated our disclosures to clarify that Curacao sublicense has one year term and is renewed annually. Current Curacao sublicense was issued to HR Entertainment Ltd, our wholly owned subsidiary on November 3, 2022, has been extended through January 3, 2024 and we expect to obtain the license directly from Curacao licensing authority thereafter. We also provided disclosures in the registration statement explaining that Estonian gaming license was issued to Happy Hour Solutions Limited on November 4, 2020 for an unspecified term, with no renewal or expiration dates. Please see “Business-Licenses.”

We thank the Staff in advance for its review of the foregoing and of Amendment No. 2 to the draft Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/Michael Cribari
Chief Executive Officer